SCHEDULE A
to the Amended and Restated Operating Expenses Limitation Agreement dated June 1, 2022

(as amended on January 31, 2025)

Advisors Series Trust Fund and Share Class	Operating Expense Limit as a Percentage of Average Daily Net Assets
Pzena Mid Cap Value Fund -Investor Class & Institutional Class	0.90%
Pzena Emerging Markets Value Fund -Investor Class & Institutional Class	1.08%
Pzena Small Cap Value Fund -Investor Class & Institutional Class	1.00%
Pzena International Small Cap Value Fund -Investor Class & Institutional Class	1.03%
Pzena International Value Fund -Investor Class & Institutional Class	0.74%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	PZENA INVESTMENT MANAGEMENT, LLC

By: /s/Jeffrey T. Rauman	By: /s/Allison Fisch
Name: Jeffrey T. Rauman	Name: Allison Fisch
Title: President	Title: President

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